                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                   ----------



                                 SCHEDULE 13D/A8
                                 (RULE 13D-101)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. 8)



                        AEGIS COMMUNICATIONS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    00760B105
                                 (CUSIP Number)


                                Robert D. Denious
                                2000 Town Center
                                   Suite 2450
                              Southfield, MI 48075
                               Tel: (248) 213-2200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 11, 2003
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

-------------------                                           -----------------
CUSIP NO. 00760B105                   13D                     Page 2 of 8 Pages
-------------------                                           -----------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

                  QUESTOR PARTNERS FUND II, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF       7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY                  66,318,293
     OWNED BY        -----------------------------------------------------------
       EACH          8      SHARED VOTING POWER
     REPORTING
    PERSON WITH                  42,585,984
                     -----------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 66,318,293
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 42,585,984
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   108,904,277
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   78.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           -----------------
CUSIP NO. 00760B105                   13D                     Page 3 of 8 Pages
-------------------                                           -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

                  QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
     NUMBER OF       7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY                  2,563,471
     OWNED BY        -----------------------------------------------------------
       EACH          8      SHARED VOTING POWER
     REPORTING
    PERSON WITH                  106,340,806
                     -----------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 2,563,471
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 106,340,806
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   108,904,277
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   78.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           -----------------
CUSIP NO. 00760B105                   13D                     Page 4 of 8 Pages
-------------------                                           -----------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

                  QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF       7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY                  1,032,222
     OWNED BY        -----------------------------------------------------------
       EACH          8      SHARED VOTING POWER
     REPORTING
    PERSON WITH                  107,872,055
                     -----------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 1,032,222
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 107,872,055
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   108,904,277
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                   78.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 8 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on December 20, 1999 (as amended, the "Statement") is filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063.

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 is hereby amended and supplemented by adding the following thereto:

         On July 15, 2003, the Company filed a current report on Form 8-K with the Commission pursuant to which the Company announced that it had, on July 11, 2003, entered into an Agreement and Plan of Merger (the "Merger Agreement") with AllServe Systems PLC ("Buyer") and AllServe Systems, Inc. ("Merger Sub"). The Merger Agreement provides, among other things, for (1) the merger of Merger Sub, which is a subsidiary of Buyer, with and into the Company, with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of Buyer (the "Merger") and (2) the cancellation of all of the outstanding equity securities of the Company, including without limitation all of the Common Stock, Series E Preferred and Series F Preferred held by each of the Filing Persons (collectively, the "Company Equity Securities").

         On the date that the Merger Agreement was entered into, each of the Filing Persons entered into voting agreements with Buyer pursuant to which they agreed, among other things, to vote and to cause their affiliates to vote, all of the Company Equity Securities held by each of them, respectively, in favor of adoption of the Merger Agreement and the approval of the Merger at any meeting of the stockholders of the Company and at any adjournments thereof.

         Subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, it is anticipated that the Merger will be consummated in the third quarter of 2003. If consummated, the Merger will result in the cancellation of all of the Company Equity Securities held by each of the Filing Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and supplemented by adding the following thereto:

         As disclosed in Item 4 above, on July 11, 2003 each of the Filing Persons entered into voting agreements with Buyer pursuant to which they agreed, among other things, to vote and to cause their affiliates to vote, all of the Company Equity Securities held by each of them, respectively, in favor of adoption of the Merger Agreement and the approval of the Merger at any meeting of the stockholders of the Company and at any adjournments thereof.



                                Page 5 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented by adding the following thereto:

         1.       Joint Filing Agreement.

         2. Voting Agreement dated July 11, 2003 by and between Questor Partners Fund II, L.P.

         3. Voting Agreement dated July 11, 2003 by and between Questor Side-By-Side Partners II, L.P.

         4. Voting Agreement dated July 11, 2003 by and between Questor Side-By-Side Partners II (3)(C)(1), L.P.



                                Page 6 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2003
                               QUESTOR PARTNERS FUND II, L.P.
                               a Delaware limited partnership

                               By:  Questor General Partner II, L.P.
                                    its General Partner
                               By:  Questor Principals II, Inc.
                                    its General Partner

                               By:       /s/ Robert D. Denious
                                   --------------------------------------------
                               Title:  Managing Director



                               QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.
                               a Delaware limited partnership

                               By:  Questor Principals II, Inc.
                                    Its General Partner

                               By:       /s/ Robert D. Denious
                                   --------------------------------------------
                               Title:  Managing Director



                               QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P. a Delaware limited partnership

                               By:  Questor Principals II, Inc.
                                    Its General Partner

                               By:       /s/ Robert D. Denious
                                   --------------------------------------------
                               Title:  Managing Director



                                Page 7 of 8 Pages

                                INDEX OF EXHIBITS


         1.       Joint Filing Agreement.

         2. Voting Agreement dated July 11, 2003 by and between Questor Partners Fund II, L.P.

         3. Voting Agreement dated July 11, 2003 by and between Questor Side-By-Side Partners II, L.P.

         4. Voting Agreement dated July 11, 2003 by and between Questor Side-By-Side Partners II (3)(C)(1), L.P.



                                Page 8 of 8 Pages